EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Debt Demand to Eurocom D.B.S Ltd.

Immediate notification is hereby provided that on January 4, 2018, the Company contacted Eurocom D.B.S Ltd. ("Eurocom DBS") in writing, demanding payment to the Company within 21 days of the advance payment on account of the second additional consideration paid to Eurocom DBS by the Company in accordance with the parties’ agreement dated February 16, 2015, for the sale of the shareholders' loans and Eurocom DBS’s shares in D.B.S Satellite Services (1998) Ltd. to the Company, together with interest as stipulated in the agreement, after the targets entitling Eurocom DBS to such consideration were not met. It should be noted that the Company's request was also sent under Section 258(1) of the Companies Ordinance (New Version), 5743-1983, which prescribes conditions which, when fulfilled, make it possible to deem the company insolvent and liquidatable by the Court.

It is further noted that in connection with the said debt, as noted in the Company's immediate reports of December 20, December 24, December 25 and December 26, 2017, further to its request, the Company was also joined to a motion filed by banking corporations for the liquidation of Eurocom Communications Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.